April 4, 2011

Ms. Maryse Mills-Apenteng

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	iGATE Corporation
Preliminary Proxy Statement on Schedule 14A
Filed March 24, 2011
File No. 000-21755

Dear Ms. Mills-Apenteng:

This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 31, 2011, with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A initially filed with the Commission on March 24, 2011 (the “Preliminary Proxy Statement”). Your letter included five comments to which we have responded below. For your convenience, we have set forth below in bold each of the Staff’s comments and provided our responses immediately after each comment. In addition, we have filed today a revised Preliminary Proxy Statement on Schedule 14A in response to your comments (the “Amendment”).

Proposal No. 2 - Approve the Removal of the Conversion Cap Limitation with Respect to the Conversion of Our 8% Series B Convertible Participating Preferred Stock at the Option of the Holders into Shares of Our Common Stock, page 16

General

1.	SEC COMMENT: To facilitate an understanding of the impact of the removal of the conversion cap limitation on the Series B convertible preferred, please consider revising your disclosure to clarify in tabular format the number of shares of common stock and Series B preferred held currently by Viscaria Limited, as well as the number of shares in both categories held by Viscaria giving effect to the removal of the conversion cap. You may wish to include explanatory text to the extent necessary to ensure that the disclosure is clearly and readily understood.

RESPONSE: We acknowledge the Staff’s comment and have included the additional tabular disclosure as requested. Please see page 17 of the Amendment. We further note that Viscaria Limited does not currently own any shares of our common stock.

Proposal No. 3 – Approve the Amendment and Restatement of Our Second Amended and Restated Articles of Incorporation, page 26.

General

2.	SEC COMMENT: Please disclose whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and financing transactions. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly available authorized shares of common stock.

RESPONSE: We acknowledge the Staff’s comment and have revised our disclosure as requested. Please see page 27 of the Amendment.

3.	SEC COMMENT: We note that in addition to seeking to increase your authorized shares of common stock you are also seeking to increase the maximum number of directors that may serve on your board from nine to fourteen. It appears that you should present each of these charter document changes as a separate item to be voted upon, with corresponding changes to the form of proxy card, and explain your reasons for approving each separate proposal. Please advise or revise your filing accordingly. See Rule 14a-4(a).

RESPONSE: We acknowledge the Staff’s comment and have revised our filing to present the change to increase the maximum number of directors that may serve on our board from nine to fourteen as a separate item to be voted upon. Please see pages 26-28 of the Amendment as well as the corresponding changes to the form of proxy card at the end of the Amendment.

4.	SEC COMMENT: With regards to the increase in the number of directors that may serve, you state that as there are currently nine directors on your board, the amendment will provide the “flexibility to increase the size of the Board in the event that this is determined to be in the best interests of the Company,” but you don’t explain why that would be in the best interest of the company and how this increase would affect shareholders. Please revise accordingly.

RESPONSE: We acknowledge the Staff’s comment and have revised our disclosure as requested. Please see page 28 of the Amendment.

5.	SEC COMMENT: You state that you are amending and restating the articles of incorporation to, among other things, make “certain other administrative and conforming changes.” To the extent material, please discuss in greater detail the administrative and conforming changes you intend to make. Further, consider providing as an annex to the proxy statement a marked version comparing your existing articles with your proposed amended and restated articles.

RESPONSE: We acknowledge the Staff’s comment and we do not believe that these other “administrative and conforming changes” to our articles are material, nor would they require shareholder approval as a matter of Pennsylvania law.

As described in the Preliminary Proxy Statement and the Amendment, pursuant to the terms of the Series B Preferred Stock, Viscaria Limited has a right to designate one director to our Board and, in certain events and subject to applicable law and exchange and listing rules, up to an additional three directors. Subject to certain ownership thresholds discussed in the Preliminary Proxy Statement, these directors are elected or appointed, as applicable, by the holders of the Series B Preferred Stock as a separate class and, unless all shares of Series B Preferred Stock have been converted to Common Stock, our Common Stock holders shall not have any right to participate in any vote with respect to such directors. Moreover, in light of such class voting right, such directorships were not included in our existing classified Board structure. In this regard, we felt that it was appropriate to make certain conforming and clarifying changes to our current articles, specifically in Article 6 and Section 7.1, to reflect the director election / appointment rights conferred to the holders of the Series B Preferred Stock pursuant to the previously filed and effective Statement with Respect to Shares for our Series B Preferred Stock. Further, we would also update Article 2 of our current articles to reflect a prior change to our registered office address. In light of the administrative nature of these changes, we do not believe that they are material and, therefore, we have not separated them into a separate proposal to be approved by the shareholders. In reaching this conclusion, we referred to Rule 14a-4(a) and the applicable interpretations with respect thereto.

Additionally, we filed as Annex A to the Preliminary Proxy Statement a form of our proposed Third Amended and Restated Articles of Incorporation, which was marked to compare all of the changes we are proposing to our existing articles. We have again filed this marked copy of our proposed Third Amended and Restated Articles of Incorporation as Annex A to the Amendment.

In connection with the above response, iGATE Corporation (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact our outside counsel James J. Barnes of Reed Smith LLP at (412) 288-7164.

Sincerely,

/s/ Mukund Srinath
Mukund Srinath
Vice President- Legal & Corporate Secretary iGATE Corporation

Cc: Michael F. Johnson, Esq. James J. Barnes, Esq., Reed Smith LLP — 412-288-3063 (Fax) Stephanie L. Apostolou, Esq., Reed Smith LLP — 412-288-3063 (Fax)